Exhibit 99.1

Focus Media Completes Acquisition of Target Media

SHANGHAI, China, February 28, 2005 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced that it has completed its acquisition of Target Media.

According to the share purchase agreement dated January 7, 2006, Focus Media paid the 1st cash installment of US$44.0 million and issued 77 million new Focus Media ordinary shares (valued at US$30 per ADR, each of which represents 10 Focus Media ordinary shares) on February 28, 2006 to Target Media’s shareholders. In exchange, Focus Media received 100% of the equity interest in Target Media.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s largest out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays and the largest in-elevator poster frame network. Based on an audience-centric approach, Focus Media provides multi-platform media channels which cover specific demographic groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports and airport shuttle buses. As of September 30, 2005, Focus Media had over 55,000 display units in our commercial location network and in-store network and approximately 77,000 advertising poster frames throughout China. Over 1,200 international and domestic advertisers had placed advertisements through our networks as of September 30, 2005. For more information about Focus Media, please visit our website ir.focusmedia.cn.

Investor and Media Contact:

Jie Chen

Focus Media Holding Ltd

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn